FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Sale of Gracenote, Inc. by Sony Corporation of America

New York, December 23, 2013 – Sony Corporation of America, a wholly-owned subsidiary of Sony Corporation (“Sony”), today announced that it has entered into an agreement to sell all of the shares of Gracenote, Inc., which is a wholly-owned subsidiary of Sony Corporation of America, to Tribune Company for $170 million subject to standard adjustments.

Sony expects to record a gain within operating income of approximately $60 million at the completion of the sale, based on the above sale price, subject to standard adjustments. Sony included an anticipated gain from this sale in the forecast for the fiscal year ending March 31, 2014, which was announced on October 31, 2013.

Sony expects this sale to close prior to March 31, 2014 subject to receipt of certain regulatory approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

December 23, 2013